Exhibit 99.5

Vision Marine Technologies Reports $1.9 Million of Cash Provided by Operating Activities in First Quarter of Fiscal 2026

Montreal, Canada – January 13, 2026 – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), an electric marine propulsion company designing and manufacturing high-voltage powertrain systems, and operating a premium recreational boat retail network, today reported financial results for the three-month period ended November 30, 2025.

The first quarter of fiscal 2026 represents a meaningful operational inflection point for Vision Marine, as the Company generated $1.9 million of cash provided by operating activities, marking its first positive operating cash flow quarter following a period in which operations had historically consumed cash. This quarter reflects the early stages of integrating Nautical Ventures Group Inc. (“NVG” or “Nautical Ventures”) and the initial implementation of operating efficiencies and organizational alignment, which are only beginning. We are striving to continue optimization of operations throughout fiscal 2026, as management remains focused on achieving EBITDA-positive and cash-flow-positive operations as swiftly as practicable to create long-term shareholder value.

As at November 30, 2025, Vision Marine reported cash of $2.3 million and a working capital surplus of approximately $4.7 million. These figures do not include the Company’s $9.6 million of gross proceeds of equity financing completed on December 19, 2025. Combined with $1.9 million of cash provided by operating activities during the quarter, driven primarily by the early execution of operating efficiencies, these items reflect a strengthening liquidity profile as the Company executes its 2026 operational optimization initiatives.

Total revenues for the quarter were $15.7 million, compared to $0.1 million in the prior-year period, driven primarily by the scale of the Company’s expanded U.S. retail platform following the inclusion of NVG’s dealership operations. Gross profit for the quarter totalled $4.2 million or 27%, reflecting the operating leverage of the expanded retail network.

The Company reported a net loss before taxes of $4.3 million for the quarter, compared to $1.1 million in the prior-year period. The increase reflects the strategic acquisition of NVG, which significantly expanded the Company’s operating footprint, as well as a $1.1 million reduction in non-cash gains related to mark-to-market movements on derivative liabilities.

For the three-month period ended November 30, 2025, the Company recorded an EBITDA loss of $2.3 million compared to $2.0 million in the prior-year period. EBITDA is a non-GAAP financial measure and is reconciled to net loss in the Company’s Management’s Discussion and Analysis for the period. Management believes EBITDA provides a useful supplemental measure for evaluating operating performance, particularly during transitional acquisition integration phases, as the Company prioritizes cash-flow generation and operational optimization during fiscal 2026. The increase in EBITDA loss was driven primarily by the inclusion of NVG’s results.

“Generating positive operating cash flow in the first quarter following the Nautical Ventures acquisition represents an important step in stabilizing our financial foundation,” said Alexandre Mongeon, Chief Executive Officer of Vision Marine. “Our focus remains on disciplined inventory management, integration execution, and strengthening liquidity as we execute on planned divestitures of non-core real-estate assets in the coming quarters, further strengthening the balance sheet without dilution. The Company’s focus is on fundamentals, including cash flow generation, margin expansion, strengthening the balance sheet, and generate new revenue growth opportunities from our marina and with our E-Motion™ 180E electric propulsion system.”

Raffi Sossoyan, Chief Financial Officer of Vision Marine, added, “this quarter represents a clear inflection point for the business. Following a period where operations historically consumed cash, we have now generated positive operating cash flow. Combined with the $9.6 million in gross proceeds of equity financing completed subsequent to quarter-end, we believe the Company has the liquidity required to continue executing its near-term operational plans. These include cost-reduction initiatives, further right-sizing of Nautical Ventures operations, disciplined inventory management, and balance-sheet strengthening, all undertaken in a challenging macroeconomic and recreational boating environment.”

Outlook

Management’s outlook for fiscal 2026 is centered on strengthening the core operating fundamentals of the combined platform as integration progresses, with particular emphasis on cash-flow generation, margin improvement, and balance-sheet resilience. Key priorities include:

•	Completing the integration of Nautical Ventures over the next year, during which further operational alignment and optimization initiatives are anticipated;

•	Monetizing select non-core real-estate assets, with the objective of completing such initiatives within approximately two to three quarters, to generate additional non-dilutive liquidity in support of operations and balance-sheet strengthening;

•	Further optimizing inventory levels and working-capital efficiency;

•	Strengthening lender and financing relationships;

•	Advancing initiatives to support long-term liquidity and operational performance; and

•	Expanding aftersales and maintenance programs across its boat portfolio, including E-Motion™ 180E installation and servicing, and offering financing and insurance at the point of sale to enhance the customer purchase experience and support the development of recurring revenue streams

Non-GAAP Financial Measure

EBITDA is a non-GAAP financial measure and does not have a standardized meaning under IFRS. As a result, EBITDA may not be comparable to similarly titled measures presented by other companies. Management uses EBITDA as a supplemental measure to assess operating performance by excluding non-cash and financing-related items. A reconciliation of EBITDA to net loss, the most directly comparable IFRS measure, is included in the Company’s Management’s Discussion and Analysis for the three-month period ended November 30, 2025 filed with the U.S. Securities and Exchange Commission on a report on Form 6-K on the date hereof.

About Vision Marine Technologies, Inc.

Vision Marine Technologies (NASDAQ: VMAR) is a marine technology and retail group delivering premium boating experiences across internal combustion and electric segments. Through its E-Motion™ high-voltage propulsion platform and its Nautical Ventures retail network, Vision Marine delivers integrated solutions spanning propulsion, retail, service, and on-water consumer engagement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Canadian securities laws and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. Forward-looking statements can often be identified by such words as "expects", "plans", "believes", "intends", "continue", "potential", "remains", and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", or "will" be taken. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine's Annual Report on Form 20-F, as amended, for the year ended August 31, 2025, and its periodic filings with the SEC and on SEDAR+ provide a detailed discussion of these risks and uncertainties. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Investor and Company Contact:

Bruce Nurse
Investor Relations

(303) 919-2913
bn@v-mti.com